Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company:

Medicure Inc. (the “Company”)

2 – 1250 Waverley Street

Winnipeg, Manitoba

R3T 6C6

2.	Date of Material Change:

January 30, 2018

3.	News Release:

The Company issued a press release regarding the material change on February 1, 2018, a copy of which is attached hereto.

4.	Summary of Material Change:

On February 1, 2018 the Company announced that it has received the deferred purchase price proceeds of approximately US$50 million from the sale of its interests in Apicore to an arm’s length, pharmaceutical company (the “Buyer”), a transaction that closed and was announced in October 2017.

Medicure had acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017 and had obtained a CDN$60 million loan towards these purchases, which was repaid after closing. Under the transaction, Medicure has now received net proceeds of approximately US$105 million. The Company does not expect to receive any additional proceeds from the earnout arrangement, but does expect to receive, within the next eighteen months, the funds retained by the Buyer at closing as a holdback.

Additionally, the Company announced that its Board of Directors has approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which are subject to the approval of the TSX Venture Exchange, are set to expire on the fifth anniversary of the date of grant and will be issued at an exercise price of $7.30 per share.

5.	Full Description of Material Change:

See attached Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

James Kinley, Chief Financial Officer

Tel: (204) 487-7412

DATED at Winnipeg, Manitoba this 1st day of February 2018.

MEDICURE INC.

Per: “James Kinley”

James Kinley, Chief Financial Officer

 SCHEDULE “A”

Medicure Announces Receipt of Deferred Proceeds from Apicore Sale

WINNIPEG, Feb. 1, 2018 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, today announced that it has received the deferred purchase price proceeds of approximately US$50 million from the sale of its interests in Apicore to an arm's length, pharmaceutical company (the "Buyer"), a transaction that closed and was announced in October 2017.

Medicure had acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017 and had obtained a CDN$60 million loan towards these purchases, which was repaid after closing. Under the transaction, Medicure has now received net proceeds of approximately US$105 million.  The Company does not expect to receive any additional proceeds from the earnout arrangement, but does expect to receive, within the next eighteen months, the funds retained by the Buyer at closing as a holdback.

"We have now exited the Apicore business and are very pleased with the return on our investment", stated Medicure's President and Chief Executive Officer, Dr. Albert D. Friesen. The Company intends to use these proceeds to further advance its product development pipeline and to pursue the acquisition of additional commercial cardiovascular products.

Additionally, the Company announced that its Board of Directors has approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which are subject to the approval of the TSX Venture Exchange, are set to expire on the fifth anniversary of the date of grant and will be issued at an exercise price of $7.30 per share.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include the potential to receive funds retained by the buyer of Apicore, the target launch date for new products, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2018/01/c5313.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com; To be added to Medicure's e-mail list, please visit: http://medicure.mediaroom.com/alerts

CO: Medicure Inc.

CNW 10:23e 01-FEB-18